UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 12)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

Collectors Universe, Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

19421R200

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON Shamrock Activist Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 805,102 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 805,102 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,102 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.84%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON Shamrock Activist Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 452 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 452 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.005%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON Shamrock Activist Value Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 451 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 451 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.005%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON Stanley P. Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0*
8 SHARED VOTING POWER 0*
9 SOLE DISPOSITIVE POWER 0*
10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON Dennis A. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0*
8 SHARED VOTING POWER 0*
9 SOLE DISPOSITIVE POWER 0*
10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON Shamrock Activist Value Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 806,005 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 806,005 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,005 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.85%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON Shamrock Partners Activist Value Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 806,005 Common Shares*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 806,005 Common Shares*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,005 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.85%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

ITEM 1.	Security and Issuer.

This statement amends the Schedule 13D dated December 13, 2005 (the “Schedule 13D”), as modified by amendments dated March 1, 2006, April 11, 2006, July 24, 2006, December 19, 2006, May 22, 2007, June 8, 2007, June 14, 2007, July 24, 2007, October 3, 2008, October 14, 2008, and November 4, 2008 (the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF, SAVF II, SAVF III, Stanley P. Gold, an individual (“Mr. Gold”), Dennis A Johnson, an individual (“Mr. Johnson”), and the General Partner, the “Reporting Persons”), with respect to the Common Stock, $.001 par value per share (“Common Shares”), of Collectors Universe, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 12 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported in the Amended Schedule 13D.

ITEM 4.	Purpose of Transaction.

On January 14, 2009, Dennis Johnson, on behalf of Shamrock Capital Advisors, Inc, the investment manager for the Shamrock Activist Value Fund, sent the following letter to Mr. Clinton Allen, Chairman of the Board of Directors of the Company:

Dear Mr. Allen:

The Shamrock Activist Value Fund (“SAVF”) disapproves of the Collectors Universe Board of Directors’ decision to implement a poison pill without shareholder approval. We urge the Board to immediately rescind its decision to adopt a “poison pill” and put this matter to a shareholder vote at the 2009 Annual Meeting. SAVF currently owns 806,005 shares of Collectors Universe common stock (9.6% of total shares outstanding) and believes the Board should be taking action to maximize the value of the firm, not seeking to entrench itself or reducing its accountability to shareholders. Academic studies show there is negative correlation between shareholder value and the existence of a “poison pill.” Corporate governance best practices call for a “poison pill” to only be implemented with shareholder approval. It is unacceptable for the Board to implement a practice that weaken its accountability to shareholders and does not contribute to the creation of sustainable long-term shareholder value.

The best anti-takeover measure is a high stock valuation, not the adoption of a “poison pill.” With the exception of two directors elected to the Board within the last 2-3 years, the Collectors Universe Board of Directors has provided oversight to the execution of a flawed business strategy that has contributed to the company’s stock price declining from a high of $19.39 on January 12, 2005 to a current price of $3.00. We are disappointed that the Board’s solution to such a significant destruction in shareholder value is the adoption of a “poison pill.” If the implementation of the “poison pill” is in the best interest of shareholders, we are surprised the Board did not place this matter on the proxy for shareholder vote at the 2008 Annual Meeting which took place December 2, 2008.

The Board has a fiduciary duty to maximize the value of the firm and we do not believe the adoption of a “poison pill” is consistent with this responsibility. Given the massive loss of shareholder value that has occurred, directors should increase not decrease their accountability to shareholders. We demand that the Board reverse its decision to adopt a “poison pill”, speak with its shareholders and if appropriate, place the Board’s recommendation that a “poison pill” be adopted on the 2009 proxy for shareholder vote. In addition, we recommend the Board reconsider its current business strategy and work with a greater sense of urgency to pursue initiatives that restore the shareholder value that has been lost.

Regards,

/s/ Dennis A. Johnson
Dennis A. Johnson, CFA
Managing Director

ITEM 5.	Interests in Securities of the Issuer.

(a), (b) SAVF, SAVF II and SAVF III are controlled by the General Partner. As a result, each of SAVF, SAVF II and SAVF III may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the Common Shares beneficially owned for such purposes by the other. Each of SAVF, SAVF II and SAVF III disclaims beneficial ownership of any Common Shares owned by the others.

SAVF is the owner of 805,102 Common Shares, which represents approximately 8.84% of the issued and outstanding Common Shares. SAVF II is the owner of 452 Common Shares, which represents approximately 0.005% of the issued and outstanding Common Shares. SAVF III is the owner of 451 Common Shares, which represents approximately 0.005% of the issued and outstanding Common Shares. Accordingly, the Shamrock Activist Value Fund collectively owns 806,005 Common Shares, which represents approximately 8.85% of the issued and outstanding Common Shares.

Mr. Gold is a Managing Member of Shamrock Partners, which is the managing member of the General Partner, which in turn is the general partner of each of SAVF, SAVF II, and SAVF III. As a result, Mr. Gold may be deemed to beneficially own for purposes of Section 13(d) the Common Shares that may be deemed to be beneficially owned by such entities. Mr. Gold disclaims beneficial ownership of any Common Shares that may be deemed to be beneficially owned by any of Shamrock Partners, the General Partner or the Shamrock Activist Value Fund.

Mr. Johnson is a Managing Director of SCA, a Vice President of Shamrock Partners, and the Portfolio Manager of the Shamrock Activist Value Fund, and as such has primary responsibility for portfolio investment decisions relating to the Shamrock Activist Value Fund. As a result, Mr. Johnson may be deemed to beneficially own for purposes of Section 13(d) the Common Shares that may be deemed to be beneficially owned by such entities. Mr. Johnson disclaims beneficial ownership of any Common Shares that may be deemed to be beneficially owned by any of Shamrock Partners, the General Partner or the Shamrock Activist Value Fund.

As the general partner of the Shamrock Activist Value Fund, the General Partner may be deemed to beneficially own the 806,005 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 8.85% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 806,005 Common Shares owned by Shamrock Activist Value Fund, constituting approximately 8.85% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 806,005 Common Shares owned by Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Common Shares. Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 806,005 Common Shares owned by the Shamrock Activist Value Fund, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2, as previously filed.

The share numbers and percentage of ownership figures set forth above and in response to Items 5(a) and 5(b) assume that 9,109,467 Common Shares were outstanding as of January 14, 2009, as reported by the Company in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on November 10, 2008.

(c) Since November 4, 2008 (the date the Schedule 13D was last amended), SAVF III effected transactions with respect to the Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 16 and incorporated herein by reference. All such transactions were effected in the open market through the NASDAQ National Market.

Except as referenced above, none of the Reporting Persons beneficially owns any Common Shares or has effected any transactions in Common Shares since November 4, 2008 (the date the Schedule 13D was last amended).

(d) Not applicable.

(e) Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 16	—	Schedule of Transactions

Exhibit 17	—	Joint Filing Agreement, dated January 14, 2009, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

Exhibit 18	—	Power of Attorney, dated January 14, 2009, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2009

SHAMROCK ACTIVIST VALUE FUND, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

/s/ Stanley P. Gold
Stanley P. Gold

/s/ Dennis A. Johnson
Dennis A. Johnson

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.
By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

Exhibit Index

Document
Exhibit 16	—	Schedule of Transactions

Exhibit 17	—	Joint Filing Agreement, dated January 14, 2009, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

Exhibit 18	—	Power of Attorney, dated January 14, 2009, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold